

June 25, 2013

Via E-mail
David Haig
President
Soellingen Advisory Group, Inc.
777 South Flagler Drive, Suite 800
West Palm Beach, FL  33401


**Re:     Soellingen Advisory Group, Inc.**
**          Registration Statement on Form S-1**
**          Filed May 31, 2013**
**          File No. 333-189007**

Dear Mr. Haig:

   We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     We note your disclosure on page 5 that you do not consider your company to be a "blank check company."  Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."  In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419."  See Securities Act Release No. 33-6932 (April 28, 1992).

   Your disclosure indicates that you are a development stage company with the principal business objective of providing consulting services to the environmental technologies industry. However, your disclosure shows that you had no assets as of April 30, 2013, other than cash and cash equivalents of $11,700 and prepaid expenses of $183,150, no revenues, no operations and no contracts regarding the company's proposed business. In addition, the costs of this offering are $20,005.88. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months. Lastly, although you disclose on page 5 that you have no intention to engage in an acquisition with any other entity, we note that you also disclose on page 19 that you intend to expand your market presence "via an acquisition strategy of existing consulting firms."

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.    It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. We note that this registration statement was filed a short period after the selling shareholders had purchased their shares and that the amount of shares offered for resale appears to be all of the shares outstanding held by non-affiliates. In light of these factors, please provide us an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. In your analysis, please address the following factors: the circumstances under which the selling shareholders received their shares, their relationship to the issuer, whether the sellers are in the business of underwriting securities, and any other factor(s) you consider relevant.

3.    Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

4.    Please provide us with highlighted copies of any study or report that you cite or on which you rely. We note, for example, your disclosure in the "Industry Overview" section on page 18. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Registration Statement Cover Page

5.      The cover page should contain only information required by Item 501 or that is key information.  Please advise us whether the Table of Contents is intended to be part of the cover page.  If so, please relocate the information and confirm that the cover page will not exceed one page in length.

6.      Please revise to include the complete mailing address and telephone number of your principal executive offices on either the prospectus cover page or in the summary section of the prospectus.  Please refer to Item 503(b) of Regulation S-K.

Table of Contents

7.      Please revise your Table of Contents to provide a specific, separate, listing of the risk factors section.  Please refer to Item 502(a) of Regulation S-K.

(13)  We are exposed to the creditworthiness and performance of our customers…, page 10

8.      Here or elsewhere where appropriate, please disclose the method(s) used to assess the creditworthiness of your customers.

Item 5. Determination of Offering Price, page 14

9.      We note your disclosure that the price of the shares you are offering was arbitrarily determined.  However, you then state that the offering price was determined by considering factors such as your recent sales of securities, your relative cash requirements and your management expertise.  Please revise to reconcile.

Item 6. Dilution, page 14

10.     We note that this registration statement is being filed to register shares to be sold at $0.025 per share.  During the past year you have issued shares to your founders for $0.0001 per share.  As such, please revise to provide the information required by Item 506 of Regulation S-K or tell us why you do not believe this to be applicable.

Selling Shareholder, page 14

11.     It appears from your selling shareholders table that several of your selling shareholders are relatives.  Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children.  See Securities Act Release 33-4819 (Feb. 14, 1966).  To the extent applicable, please revise the table to reflect the number of securities that are beneficially owned by each selling shareholder.  Please also revise footnote one accordingly and clarify which column footnote (2) is intended to modify.

Item 9. Description of Securities to be Registered, page 16

12.     We note that you have filed a legality opinion as Exhibit 5, whereby counsel has
        consented to the reference of his law firm under the caption "Legal Matters" in the
        Registration Statement.  There appears to be no such section in the Registration
        Statement, and this reference appears instead in this section.  Please revise to reconcile.

Item 11. Information with Respect to the Registrant, page 17

Internet Promotions, page 18

13.     Please revise to disclose your website address.

Management's Discussion and Analysis of Financial Condition, page 22

14.     We note you indicate on page 27 that you have a note payable to New Opportunity
        Business Solutions, Inc.  Please revise your disclosure to provide details regarding this
        note payable, including any business conducted with New Opportunity Business
        Solutions, Inc.

15.     We note that you intend to use the income from your current client to continue to meet
        your operating expenses.  Please revise your disclosure to identify your client and
        describe the services you have provided, as well as the fees charged.

16.     We note your disclosure on page 22 that your CEO has agreed to fund your operations as
        needed over the next 12 months.  We further note your disclosure on page 17 that you
        have not made any arrangements or agreements with your officers and directors regarding
        the advancement of funds.  Please revise to reconcile.  In addition, please file the
        agreement with your CEO to fund your operations, pursuant to Item 601(a)(10) of
        Regulation S-K.

Directors and Executive Officers, page 23

17.     We note that you refer to Daniel Haig and Raymond Skaff as Directors in the notes to
        your financial statements.  Please revise the table to identify all of the positions held by
        each individual.

18.     We note your disclosure that Mr. Haig "served in various advisory roles," and "served in
        a number of interim executive positions."  In describing the experience of both David
        Haig and Ray Skaff, please revise your disclosure to provide the positions held, the
        specific dates of employment, and the nature of the responsibilities undertaken.  Please
        refer to Item 401(e) of Regulation S-K.

Table 4.1 Summary Compensation Table – Officers

19.     We note you indicate in your Summary Compensation Table that David Haig received "other compensation" of $1,925 and that Raymond Skaff received "other compensation" of $25; however, the "Total" compensation for each individual is listed as $0.  Please revise.  In addition, please provide more detail regarding this "other compensation."

Transactions with Related Persons, Promoters and Certain Control Persons

20.     We note your disclosure that you issued shares to your CEO and Vice President, Corporate Communications for services.  Please revise your disclosure to describe the services provided.

21.     Please identify your promoters pursuant to Item 404(c) of Regulation S-K.

Financial Statements

Balance Sheet, page F-3

22.     Please revise your financial statements to more thoroughly describe prepaid expenses.  Your revised disclosure should include, but not be limited to, a description of the services being rendered, a discussion of the relationship of the vendor to the company, and disclosure of the expected amortization period.  We may have further comment after we review your revised disclosure.

Recent Sales of Unregistered Securities, page 31

23.     We note from your disclosure in the "Selling Security Holders" section that these shares of common stock were issued pursuant to Regulation D.  Please revise this section to state the particular Rule you are relying upon and provide all the facts and circumstances that make such exemption available to you.

Signatures

24.     Please revise your signature page to ensure that it is signed by the majority of your board of directors.  Refer to Instruction 1 to Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela  McHale
Attorney-Advisor

cc:     Clifford J. Hunt, Esquire
        Via E-mail